U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

Appointment of Agent For Service

of Process And Undertaking

A.	Name of issuer or person filing (the “Filer”): COMPUTERSHARE TRUST COMPANY OF CANADA

B.	(1)	This is [check one]:

	☒	an original filing for the Filer

	☐	an amended filing for the Filer

	(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this form is being filed:

	Name of Registrant:	Brookfield Corporation Brookfield Finance Inc. Brookfield Finance II Inc.

	Form Type:	Registration Statement on Form F-10

	File Number (if known):	333-279601

	Filed by:	Computershare Trust Company of Canada

	Date Filed (if filed concurrently, so indicate):	May 21, 2024 (filed concurrently)

D.	Filer is incorporated or organized under the laws of Canada and has its principal place of business at Computershare Trust Company of Canada, 100 University Ave. 8th Floor, Toronto, Ontario M5J 2Y1, Attention: Manager, Corporate Trust (Tel: 416 263-9322; Fax: 416 981-9777).

E.	The Filer designates and appoints Computershare Trust Company, N.A. (the "Agent"), located at Computershare Corporate Trust, ATTN: Legacy CTCNA, 1505 Energy Park Dr St Paul, MN 55108 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

	(a)	any investigation or administrative proceeding conducted by the Commission; and

	(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees in connection with its status as trustee with respect to securities registered on the Form F-10 to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which the securities subject to the indenture remain outstanding.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	Not applicable.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereto duly authorized, in Toronto, Canada on May 21, 2024.

Filer:	COMPUTERSHARE TRUST COMPANY OF CANADA

	By:	/s/ Yana Nedyalkova
		Name:	Yana Nedyalkova
		Title:	Corporate Trust Officer

	By:	/s/ Raji Sivalingam
		Name:	Raji Sivalingam
		Title:	Associate Trust Officer

This statement has been signed by the following person in the capacity and on the date indicated:

COMPUTERSHARE TRUST COMPANY, N.A.
as agent for service of process

By:	/s/ Jerry Urbanek
	Name:	Jerry Urbanek
	Title:	Manager, Corporate Trust

Dated: May 21, 2024

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